Debt Settlement Agreement

Between

San Antonios Resources Inc.

And

[name]

Whereas San Antonios Resources Inc. (“Company”) acknowledges that it is indebted to [name]  in the amount of  {US$xx] by virtue of the fact that [name] settled outstanding trade accounts of that amount owed by the company, the Company agrees to issue [number] of common shares to [name] to settle the debt.. The closing of the shares for debt settlement will take place at the election of the Company any time on or before [date] and such closing will be marked by the issuance of Treasury shares.

Agreed to on this 27th day of August, 2002 by:

_/s/ Antonios Kripotos___________________

Antonios Kripotos for

SAN ANTONIOS RESOURCES INC.

/s/ signature____________________________

[name]